EXHIBIT 12.1

BOSTON PROPERTIES LIMITED PARTNERSHIP

CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES

CALCULATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED DISTRIBUTIONS

Boston Properties Limited Partnership’s ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred distributions for the three months ended March 31, 2013 and the five years ended December 31, 2012 were as follows:

	Three Months Ended March 31,	Year Ended December 31,
	2013	2012	2011	2010	2009	2008
	(dollars in thousands)
Earnings:
Add:
Income from continuing operations before income (loss) from unconsolidated joint ventures	$38,157	$253,327	$234,272	$157,600	$257,599	$287,909
Gains on sales of real estate	—	—	—	2,734	11,760	33,340
Amortization of interest capitalized	1,345	5,278	4,188	2,660	2,498	2,315
Distributions from unconsolidated joint ventures	5,421	20,565	22,451	10,733	6,676	5,988
Fixed charges (see below)	116,520	465,586	446,633	419,881	372,465	341,203
Subtract:
Interest capitalized	(14,418)	(44,278)	(48,178)	(40,981)	(48,816)	(46,286)

Total earnings	$147,025	$700,478	$659,366	$552,627	$602,182	$624,469

Fixed charges:
Interest expensed	$100,433	$413,564	$394,131	$378,079	$322,833	$294,126
Interest capitalized	14,418	44,278	48,178	40,981	48,816	46,286
Portion of rental expense representative of the interest factor	1,669	7,744	4,324	821	816	791

Total fixed charges	$116,520	$465,586	$446,633	$419,881	$372,465	$341,203

Preferred distributions	1,326	3,497	3,339	3,343	3,594	4,226

Total combined fixed charges and preferred distributions	$117,846	$469,083	$449,972	$423,224	$376,059	$345,429

Ratio of earnings to fixed charges	1.26	1.50	1.48	1.32	1.62	1.83

Ratio of earnings to combined fixed charges and preferred distributions	1.25	1.49	1.47	1.31	1.60	1.81